March 31, 2014

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gabriel Eckstein

Re:	IMS Health Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-193159)

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, IMS Health Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on April 2, 2014, or as soon as possible thereafter, after receipt of oral approval from the undersigned. The Company hereby authorizes Louis T. Somma of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

        The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)	it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call Louis T. Somma of Ropes & Gray LLP, counsel to the Company, at (212) 841-0460 as soon as the registration statement has been declared effective.

Very truly yours,

IMS HEALTH HOLDINGS, INC.

By:	/s/ Harvey A. Ashman
Name:	Harvey A. Ashman
Title:	Senior Vice President, General Counsel, External Affairs and Corporate Secretary